MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 150,751
Adjustments to net income, for noncash transactions	
Depreciation	48,503
Realized loss on marketable securities	12,864
Net increase or decrease in assets and liabilities	
Receivable from clearing broker/dealer	(2,479,759)
Commissions receivable	(66,347)
Employee receivable	(121,101)
Income tax receivable	94,942
Other assets	42,484
Accounts payable and accrued expenses	(107,114)
Secured note to clearing broker/dealer	(1,009,041)
Commissions payable	182,413
Payable to shareholder	(225,387)
Deferred income taxes	(7,680)
Accrued income taxes	(4,430)
NET CASH USED IN OPERATING ACTIVITIES	(3,488,902)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sales of certificate of deposit	10,022
Purchases of marketable securities	(43,596)
Proceeds from sales of marketable securities	1,973,558
Purchases of property and equipment	(25,914)
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,914,070
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	1,650,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,650,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	75,168
CASH AND CASH EQUIVALENTS, beginning of year	3,449
CASH AND CASH EQUIVALENTS, end of year	$ 78,617
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ -

The accompanying notes are an integral
part of these financial statements.